EXHIBIT 1

AGREEMENT OF JOINTING FILING

Stonehill Capital Management LLC, Stonehill Master Fund Ltd., Stonehill Institutional Partners, L.P, John Motulsky, Peter Sisitsky, Michael Thoyer, Jonathan Sacks, Michael Stern and Samir Arora hereby agree that the Statement on Schedule 13D to which this agreement is attached as an exhibit as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated: February 21, 2025

STONEHILL CAPITAL MANAGEMENT LLC*

By: /s/ Paul D. Malek
           Paul D. Malek
           An Authorized Signatory of a Member

STONEHILL MASTER FUND LTD.*

By: /s/ Paul D. Malek
           Paul D. Malek
           An Authorized Signatory of Stonehill General Partner, LLC, its investment adviser

STONEHILL INSTITUTIONAL PARTNERS, L.P. *

By: /s/ Paul D. Malek
           Paul D. Malek
           An Authorized Signatory of Stonehill General Partner, LLC, its general partner

JOHN MOTULSKY*
/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for John Motulsky

JONATHAN SACKS*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Jonathan Sacks

PETER SISITSKY*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Peter Sisitsky

MICHAEL THOYER*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Michael Thoyer

MICHAEL STERN*

/s/ Paul D. Malek

Paul D. Malek
Attorney-in-Fact for Michael Stern

SAMIR ARORA*

<u>/s/ Paul D. Malek</u>
Paul D. Malek
Attorney-in-Fact for Samir Arora

GARRETT ZWAHLEN*

<u>/s/ Paul D. Malek</u>
Paul D. Malek
Attorney-in-Fact for Garrett Zwahlen